UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDERSECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38918

Jufeel International Group.

(Exact name of registrant as specified in its charter)

85 Jinshui East Road 19/F, Tower 3, Yabao

Zhengzhou, Henan Province, PRC

+86 (371) 53626656

(Address, include zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 176

Pursuant to the requirements of the Securities Exchange Act of 1934, Jufeel International Group has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Jufeel International Group

Date: May 13, 2020	By	/s/ Rongxuan Zhang
Name: Rongxuan Zhang
Title: President & Chief Executive Officer